SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Cadus Corporation

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

127639102

(CUSIP Number)

Andrew Langham, Esq.

Icahn Associates LLC

767 Fifth Avenue, 47th Floor

New York, New York 10153

(212) 702-4300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Item 1.    Security and Issuer

The Schedule 13D filed with the Securities and Exchange Commission on April 23, 2002 (as amended by Amendment No. 1 to Schedule 13D filed with Securities and Exchange Commission on March 12, 2009,  Amendment No. 2 to Schedule 13D filed with Securities and Exchange Commission on June 9, 2014 , Amendment No. 3 to Schedule 13D filed with Securities and Exchange Commission on September 20, 2017, Amendment No. 4 to Schedule 13D filed with Securities and Exchange Commission on November 28, 2017, Amendment No. 5 to Schedule 13D filed with Securities and Exchange Commission on January 10, 2018, and Amendment No. 6 to Schedule 13D filed with Securities and Exchange Commission on January 22, 2018, the “Schedule 13D”) by High River Limited Partnership, Hopper Investments LLC, Barberry Corp., Starfire Holding Corporation, a Delaware corporation (“Starfire”), Cadus Merger Sub LLC, a Delaware limited liability company and a wholly-owned subsidiary of Starfire (“Merger Sub”), and Carl C. Icahn, a citizen of the United States of America (“Icahn”, and together with Starfire and Merger Sub, the “Reporting Persons”), with respect to the shares of common stock, $0.01 par value (“Common Stock”), of Cadus Corporation, a Delaware corporation (the “Issuer”), is hereby amended to furnish the additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.    Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

On June 28, 2018, Issuer held a special meeting of its stockholders (the “Special Meeting”) to approve a proposal to adopt the previously disclosed Agreement and Plan of Merger (the “Merger Agreement”), by and among the Issuer, Merger Sub and Starfire. At the Special Meeting, the proposal to adopt the Merger Agreement was approved by the affirmative vote of both (i) the holders of a majority of the outstanding shares of Common Stock entitled to vote on the adoption of the Merger Agreement and (ii) the holders of a majority of the outstanding shares of Common Stock entitled to vote on the adoption of the Merger Agreement that were not beneficially owned by Starfire, Merger Sub or their affiliates. Later that day on June 28, 2018, pursuant to the terms of the Merger Agreement, the merger of Merger Sub with and into the Issuer, with the Issuer continuing as the surviving entity after the merger, was consummated (the “Merger”). As a result of the Merger, the Issuer is now a wholly-owned subsidiary of Parent.

As part of the Merger, each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger was cancelled, and each such share of Common Stock (other than (i) shares that are owned by Parent, Merger Sub or any of their respective subsidiaries or affiliates (other than the Issuer or any of its management)), (ii) shares owned by the Issuer or the Issuer’s subsidiaries or (iii) shares held by any of the Issuer’s stockholders that have perfected and not effectively withdrawn or lost their appraisal rights under Delaware law) was converted into the right to receive $1.61 in cash, without interest, less any applicable withholding taxes.

Item 5.   Interest in Securities of Issuer

Item 5 of the Schedule 13D is hereby amended by adding the following:

The following table sets forth all transactions with respect to shares of Common Stock effected by the Reporting Persons since the Reporting Persons filed Amendment No. 6 to Schedule 13D on January 22, 2018:

Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share
Starfire	June 28, 2018	8,463,402(1)	$1.61

(1)	Represents shares of Common Stock acquired in the Merger. On June 28, 2018, all of the outstanding shares of Common Stock, including the 8,463,402 shares of Common Stock not owned by the Reporting Persons immediately prior to the Merger, were cancelled in connection with the Merger.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2018

STARFIRE HOLDING CORPORATION

By:	/s/ Keith Cozza
Name: Keith Cozza
Title: Secretary; Treasurer

CADUS MERGER SUB LLC

By:	/s/ Keith Cozza
Name: Keith Cozza
Title: President; Secretary

/s/ Carl C. Icahn
CARL C. ICAHN